Exhibit (a)(5)(ii)
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

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IN RE GENENTECH, INC.	:	CONSOLIDATED
SHAREHOLDERS LITIGATION	:	CIVIL ACTION NO. 3911 – VCS
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VERIFIED CONSOLIDATED CLASS ACTION COMPLAINT
     Co-Lead Plaintiffs Alameda County Employees’ Retirement Association, City of Edinburgh Council as Administering Authority for the Lothian Pension Fund, and Montgomery County Employees’ Retirement Fund (“Plaintiffs”), by and through their undersigned counsel, upon knowledge as to themselves and upon information and belief as to all other matters, allege as follows:
NATURE OF THE ACTION
     1. Plaintiffs are holders of common stock of Genentech, Inc. (“Genentech” or the “Company”) and bring this action individually and as a class action on behalf of all holders of Genentech’s common stock other than the defendants and their affiliates (the “Class”). Plaintiffs seek declaratory, injunctive and other equitable relief concerning the validity, interpretation and application of certain provisions of an affiliation agreement by and between Genentech and its majority stockholder, Roche Holdings, Inc. (“Roche”) dated July 22, 1999, as amended (the “Affiliation Agreement”) and Genentech’s Amended and Restated Certificate of Incorporation, as amended (the “Restated Certificate”). Specifically, Plaintiffs seek a determination that (1) Roche may not invoke these contractual and certificate of incorporation provisions in effecting any acquisition of the minority shares of Genentech, (2) these contractual and certificate of incorporation provisions do not limit or eliminate the fiduciary duties of Roche and its designees to the Genentech Board, (3) these contractual and certificate of incorporation provisions do not limit or eliminate the fiduciary duties of other members of the Genentech Board in connection with any proposed offer to acquire the Company’s minority shares by Roche, or otherwise, and (4) these contractual and certificate of incorporation provisions do not insulate Roche, its designees to the Genentech Board, or other Genentech Board members from liability for breaches of fiduciary duties in connection with any proposed offer to acquire the Company’s minority shares by Roche, or otherwise. Plaintiffs further seek an expedited determination of the validity and effect of these provisions in light of Roche’s pending going-private plan (the “Going-Private Plan”) in which Roche seeks to buy all shares of the Company’s common stock that Roche does not already own for $89 per share.
     2. Plaintiffs seek a holding that Articles 8 and 9 of Genentech’s Restated Certificate, which purport to permit Roche and its designees to the Genentech Board to usurp corporate opportunities and engage in interested transactions with no fiduciary duty or potential liability of any kind to Genentech and its stockholders, violate 8 Del. C. §§ 102(b)(7) and 144, Section 6.03 of the Restated Certificate and Delaware common law and are invalid and unenforceable. Plaintiffs further seek a holding that these certificate provisions do not apply to any transaction in which Roche attempts to acquire the minority shares of Genentech and do not eliminate Roche’s fiduciary duty and potential liability for breach of fiduciary duty in connection with any such transaction.
     3. In addition, Roche has announced that the Going-Private Plan will include approval of a majority of the minority shares. Section 4.02 of the Affiliation Agreement provides that a business combination between Roche and Genentech may be approved by a majority of the votes cast by minority shareholders but that no minority shareholder may vote more than 5% of the shares voting (the “Minority Vote Provision”). If the minority stockholders refuse to approve the merger, Roche can still proceed if the merger price is equal to or greater than the average of the means of the fair value ranges as determined by two Investment Banks (the “Banker Price Determination”). Moreover, in Section 4.05 of the Affiliation Agreement, Genentech agrees not to take and to cause its directors not to take any action impeding or delaying the exercise by Roche of any of its rights under the Affiliation Agreement.
     4. In light of these Affiliation Agreement provisions, Plaintiffs further seek a holding that Sections 4.02 and 4.05 are invalid and unenforceable and do not give Roche any contractual right to effect a business combination with Genentech by complying with the terms of Sections 4.02 and 4.05 of the Affiliation Agreement, and does not eliminate or reduce Roche’s fiduciary duties or the fiduciary duties of Roche’s designees to the Genentech Board.. Plaintiffs also seek a determination that the Minority Vote Provision violates 8 Del. C. § 212(a) and does not provide a meaningful minority vote on a business combination with Roche that would relieve Roche of its burden of proving entire fairness. Plaintiffs also seek a ruling that the Banker Price Determination and Section 4.05 violate 8 Del. C. §§ 141 (a) and 251.
     5. Finally, Plaintiffs also seek a determination that Roche owes fiduciary duties to Genentech minority shareholders in connection with the Going-Private Plan and has already breached that duty.
THE PARTIES
     6. Plaintiff Alameda County Employees’ Retirement Association (“Alameda County”) is the owner of 177,000 shares of Genentech common stock, and has been the owner of such shares continuously since prior to the wrongs complained of herein.
     7. Plaintiff City of Edinburgh Council as Administering Authority for the Lothian Pension Fund (“City of Edinburgh”) is the owner of 58,552 shares of Genentech common stock,

and has been the owner of such shares continuously since prior to the wrongs complained of herein.
     8. Plaintiff Montgomery County Employees’ Retirement Fund is the owner of 19,720 shares of Genentech common stock, and has been the owner of such shares continuously since prior to the wrongs complained of herein.
     9. Defendant Genentech is a corporation duly existing and organized under the laws of Delaware, with its principal executive offices located at 1 DNA Way, South San Francisco, California 94080-4990. Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes medicines to treat patients with significant unmet medical needs. Genentech has a prolific research and development operation. A significant portion of the Company’s operating expenses are related to research and development, and in 2007, the Company put approximately 21% of its operating revenues into its research and development operation. Reflecting this strength, Genentech has as many as 100 products in its current pipeline, and as these products move through clinical trials, the Company will have the ability to capitalize on its investments. As of July 31, 2008, Genentech had 1,055,649,792 shares of common stock outstanding. Genentech’s registered agent in Delaware is Corporation Service Company, 2711 Centreville Rd., Suite 400, Wilmington, Delaware 19808.
     10. Defendant Roche is a wholly-owned subsidiary of Roche Holding, Ltd, a Switzerland-based Pharmaceuticals and a diagnostics company. Roche is a Delaware company with its principal place of business located at 1220 North Market St., Suite 334, Wilmington, Delaware 19801.
     11. Defendant William M. Burns (“Burns”) has served as a director of Genentech since 2004. Burns also currently serves as the Chief Executive Officer (“CEO”) of the

Pharmaceuticals Division and a Member of the Corporate Executive Committee of the Roche Group, an international healthcare company and affiliate of Roche. Pursuant to the Affiliation Agreement, Burns is a designee of Roche to the Genentech Board of Directors (the “Board”).
     12. Defendant Erich Hunziker, Ph.D. (“Hunziker”) has served as a director of Genentech since 2004. Hunziker also currently serves as the Chief Financial Officer (“CFO”) and Deputy Head of the Corporate Executive Committee of the Roche Group. Pursuant to the Affiliation Agreement, Hunziker is a Board designee of Roche.
     13. Defendant Jonathan K.C. Knowles, Ph.D. (“Knowles”) has served as a director of Genentech since 1998. Knowles also currently serves as the Head of Global Research and Member of the corporate Executive Committee of the Roche Group. Pursuant to the Affiliation Agreement, Knowles is a Board designee of Roche.
     14. Together, each of defendants Burns, Hunziker, and Knowles is referred to herein as a “Roche Designee,” and collectively as the “Roche Designees.” Each Roche Designee serves as a member of the six-person Compensation Committee of the Board (the “Compensation Committee”). According to the Company’s 2008 Annual Proxy Statement (the “2008 Proxy”), the Compensation Committee is responsible for establishing the compensation of the Company’s directors and officers. Furthermore, two of the Roche Designees — Burns and Hunziker — serve as members of the three-member Nominations Committee of the Board (the “Nominations Committee”). According to the 2008 Proxy, the Nominations Committee identifies, reviews, and recommends potential nominees to the Board and reviews potential nominees recommended by the stockholders. The 2008 Proxy specifically states that “[a]ll of our directors other than [the Roche Designees] are nominated by the Nominations Committee of the Board.” Because Genentech’s Chairman of the Board and CEO, Arthur D. Levinson, Ph.D., is a Genentech officer

(and was a Genentech officer when the Company was wholly owned by Roche), a majority of Genentech’s seven member board is not disinterested and independent. The Roche Designees each also sit on the Corporate Governance Committee of the Board (the “Governance Committee”).
     15. Defendant Herbert W. Boyer, Ph.D. (“Boyer”) has served as a director of Genentech since he co-founded the Company in 1976. Boyer, retired from service as an executive of Genentech, is the Professor Emeritus of Biochemistry and Biophysics at University of California at San Francisco. Boyer is a member of the Nominations Committee.
     16. Defendant Arthur D. Levinson, Ph.D., (“Levinson”) has served as a director of Genentech since 1995. Levinson also currently serves as Chairman of the Board and CEO of Genentech, which positions he has held since September 1999 and July 1995, respectively.
     17. Defendant Debra L. Reed (“Reed”) has served as a director of Genentech since 2005. Reed is a member of the Audit Committee of the Board (the “Audit Committee”), Compensation Committee, and Governance Committee.
     18. Defendant Charles A. Sanders, M.D. (“Sanders”) has served as a director of Genentech since 1999. Sanders also currently serves as Lead Director of Genentech, which position he has held since February 2003. Sanders is a member of the Audit Committee, Compensation Committee, and Governance Committee.
FACTUAL ALLEGATIONS
I. Factual Background
A.	Roche’s Relationship to Genentech
     19. Roche is currently the largest stockholder in Genentech. In June 1999, the Company redeemed all of its callable putable common stock (the “Special Common Stock”) held by stockholders other than Roche for cash pursuant to a contractual obligation with Roche that gave Roche the right to require such a redemption (the “Redemption”). Upon completion of the Redemption, Roche’s ownership percentage of the Special Common Stock was 100%.
     20. In July and October of 1999 and March 2000, Roche completed public offerings of the Company’s common stock, and in January 2000, Roche completed an offering of its zero-coupon notes exchangeable for common stock held by Roche. At the conclusion of these public offerings in March 2000, Roche’s ownership of the Company’s common stock was 58.9%. As of June 30, 2008, Roche’s ownership of the Company’s common stock was 55.9%.
     21. In July 1999 Genentech entered into an Amended and Restated Licensing and Marketing Agreement (the “Marketing Agreement”) with F. Hoffman-La Roche Ltd. (“Hoffman-La Roche”), a subsidiary of Roche, and certain Hoffman-La Roche affiliates. The Marketing Agreement grants Hoffman-La Roche an option to license, use and sell Genentech’s products in non-U.S. markets. The Marketing Agreement is set to expire in 2015. Hoffman-La Roche also has exclusive non-U.S. marketing rights related to anti-HER2 antibodies manufactured by Genentech pursuant to a 1998 license and marketing agreement,
     22. On July 22, 1999, the Company and Roche entered into the Affiliation Agreement. During the time Roche owned 100% of the Company’s outstanding equity, Genentech amended its certificate of incorporation and entered into the Affiliation Agreement.
     23. Genentech also has an April 2004 research collaboration agreement with Hoffman-La Roche that outlines the process by which Hoffman-La Roche and Genentech may agree to conduct and share in the costs of joint research on certain molecules. The agreement further outlines how development and commercialization efforts will be coordinated with respect to select molecules, including the financial provisions for a number of different development and commercialization scenarios undertaken by either or both parties.
     24. Genentech further signed two new product supply agreements with Hoffman-La Roche (and certain of its affiliates) in July 2006, each of which was amended in November 2007.
     25. In 2007, as a result of all of Genentech’s agreements and arrangements with Roche, contract revenue from Hoffman-La Roche and its affiliates totaled $95 million. All other revenue from Roche, Hoffman-La Roche and their affiliates, principally royalties and product sales, totaled $1.985 billion in 2007.
     B. The Affiliation Agreement Cedes Substantial Control to Roche
     26. Genentech and Roche entered into the Affiliation Agreement on July 22, 1999. Article 4 of the Affiliation Agreement contains various provisions relating to transactions involving Roche and Genentech, including Roche’s sale of its Genentech stock, business combinations and short-form mergers between Roche and Genentech, and options for Roche to purchase Genentech stock. Through these provisions, Roche exerts substantial control over the Company.
     27. Section 4.02 of the Affiliation Agreement relates to “Business Combinations with Roche” and provides, in pertinent part:
Roche agrees to require, as a condition to consummation of any merger of the Company with Roche or an affiliate of Roche or a sale of all or substantially all of the assets of the Company to Roche or an affiliate of Roche, that (i) such merger or sale receive the favorable vote of a majority of the shares of Common Stock voted at any meeting or adjournment thereof not beneficially owned by Roche and its affiliates, provided that no PERSON (as such term is defined in Section 16(a) of the 1934 Act) or GROUP (as defined in Section 13(d) of the 1934 Act) shall be entitled to cast more than 5% of the votes cast at such meeting, or, in the event such a favorable vote is not obtained, (ii) the value of the consideration to be received by the holders of Common Stock other than Roche and its affiliates in connection with such merger or sale shall be equal to or greater than the average of the means of the ranges of fair values for the Common stock as determined by two Investment Banks.
     28. Section 4.03 of the Affiliation Agreement provides that either the vote provided for in Section 4.02(i) or the valuation provided for in Section 4.02(ii) shall be applied to a short-form merger between Roche and Genentech. Section 4.05 of the Affiliation Agreement provides:
No Inconsistent Actions. The Company agrees not to take, and agrees to cause its directors to refrain from taking, any action which could impede or delay the exercise by Roche of any of its rights under this agreement.
     29. Furthermore, the Affiliation Agreement ensures that Roche will maintain its majority control of Genentech in perpetuity. According to the Affiliation Agreement, with respect to any issuance of the Company’s common stock in the future, the Company will repurchase a sufficient number of shares so that immediately after such issuance, the percentage of common stock owned by Roche will be no lower than 2% below the lowest number of shares of common stock owned by Roche since the July 1999 offering, divided by the number of shares of common stock outstanding at the time of the July 1999 offering, or the “Minimum Percentage.” According to the Affiliation Agreement, the Minimum Percentage is 57.7%. Roche currently owns approximately 55.8% of Genentech’s common stock.
C.	Certain Provisions in the Company’s Bylaws and Restated Certificate of Incorporation Cede Substantial Control to Roche and Articles 8 and 9 of the Genentech Certificate of Incorporation are Invalid and Violate Article 6.03 of Genentech’s Certificate of Incorporation, 8 Del. C. 102(b)(1), 102(b)(7), 122(17) and 144
     30. Roche is entitled to representation on the Board proportional to its ownership interest in the Company’s common stock. While the Roche Designees currently constitute representation less than Roche’s proportional ownership interest in the Company’s common stock, Section 3.03 of the Company’s by-laws entitles Roche to force the Company to increase Roche’s Board representation until it equals Roche’s proportional ownership interest in the Company (rounded up to the next whole number) if that ownership interest exceeds 50%, which Roche’s does. Thus, Roche presently has the ability to force the Company to appoint Roche-controlled directors such that they along with the Roche Designees would constitute a majority of the Board.
     31. In addition to owning approximately 55% of the Company, and possessing the perpetual power to expand the Board in order to take control thereof, the by-laws require the Nominations Committee to have three members, two of which must be Roche Designees. Thus, Roche controls the very appointment process pursuant to which the purportedly independent members of the Board serve. Each and every Board member serves not at the discretion of the shareholders, as prescribed by Delaware law, but at the discretion of the Company’s domineering and controlling shareholder and the Roche Designees.
     32. Article 8 of the Restated Certificate purports to give Roche and the directors, officers and employees it installs at Genentech a blank check to usurp corporate opportunities from the Company. Section 8.01 indicates that Article 8 was put into the Restated Certificate in anticipation that Genentech and Roche (defined in Section 8.05 to include Roche and its affiliates) “may engage in the same or similar activities or lines of business and have an interest in the same areas of corporate opportunities.” It further states that:
...the provisions of this Article 8 are set forth to regulate, define and guide the conduct of certain affairs of the Corporation as they may involve Roche and its officers and directors, and the powers, rights, duties and liabilities of the Corporation and its officers, directors and stockholders in connection therewith.”

     33. Section 8.02 provides that unless Roche agrees otherwise in writing:
(i) Roche shall not have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Corporation; and
(ii) neither Roche nor any officer or director thereof shall be liable to the Corporation or its stockholders for breach of any fiduciary duty by reason of such activities of Roche or of such person’s participation therein.
It further provides that Roche shall not have any duty or any liability for breach of any fiduciary duty by reason of its pursuit of any corporate opportunity.
     34. Section 8.03 provides that if “a director, officer or employee of the Corporation who is also a director, officer or employee of Roche” directs “a potential transaction or matter that may be a corporate opportunity” to Roche, then “no such director, officer or employee shall be liable to the Corporation or its stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) the best interests of the Corporation or the derivation of any improper personal benefit.”
     35. Article 8 never directly defines “corporate opportunity” or indicates whether acquisition of minority shares of Genentech would constitute a “corporate opportunity.” Article 8 is contrary to Delaware law conflicts with 8 Del. C. §§ 102(b)(1), 102(b)(7) and 122(17), Section 6.03 of Genentech’s Restated Certificate and the Delaware common law governing the fiduciary duty of directors, officers, employees and controlling stockholders.
     36. Similarly, Article 9 is contrary to Delaware law because it conflicts with 8 Del. C. §§ 102(b)(l), 102(b)(7) and 144 and the Delaware common law fiduciary duty of directors, officers and controlling stockholders. It also violates Section 6.03 of the Restated Certificate, which only permits elimination of liability of “directors” to the Corporation or its stockholders for “monetary damages” to the “extent permitted by Delaware law.”

     37. Article 9 of the Restated Certificate purports to eliminate virtually all liability to Genentech and its stockholders for breach of fiduciary duty by Roche and directors and officers thereof. Section 9.01 is an attempt to validate interested transactions with Roche even where there is no disinterested director or stockholder approval and even when the transaction is not entirely fair. That provision states:
No contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof) between the Corporation and Roche shall be void or voidable solely for the reason that Roche is a party thereto, or solely because any directors or officers of the Corporation who are affiliated with Roche are present at or participate in the meeting of the Board of Directors or committee thereof which authorizes the contract, agreement, arrangement, transaction, amendment, modification or termination or solely because his or their votes are counted for such purpose, but any such contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof) shall be governed by the provision of this Amended and Restated Certificate of Incorporation, the Corporation’s Bylaws, Delaware Law and other applicable law.
Section 9.02 states that dual directors of Genentech and Roche may be counted toward a quorum and the shares of Genentech stock owned by Roche may be counted toward a quorum as to “any contract, agreement, arrangement or transaction”.
     38. In further defiance of Delaware’s statutory and common law governing fiduciary duties in interested transactions, Section 9.03 provides:
Neither Roche nor any officer or director thereof shall be liable to the Corporation or its stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) the best interest of the Corporation or the derivation of any improper personal benefit by reason of the fact that Roche or an officer or director thereof in good faith takes any action or exercises any rights or gives or withholds any consent in connection with any agreement or contract between Roche and the Corporation. No vote cast or other action taken by any person who is an officer, director or other representative of Roche, which vote is cast or action is taken by such person in his or her capacity as a director of the Corporation, shall constitute an action of or the exercise of a right by or a consent of Roche for the purpose of any such agreement or contract.
Section 9.05 defines “contract, agreement, arrangement or transaction with the Corporation” to include not only Genentech, but also any entity in which it owns 50% of the voting interests and any officer or director thereof.
     39. According to the Restated Certificate, Sections 3.03(a) (Roche’s right to proportional Board representation), 3.04 (Board committee composition), and 3.05 (director nomination) of the Company’s bylaws “may only be altered, amended, repealed, or rescinded by the affirmative vote of holders of capital stock entitled to vote thereon representing more than 60% of the shares entitled to be voted thereon.” Thus, the bylaws that preserve Roche’s control over the composition of the Board and its committees cannot be altered without the consent of Roche.
D.	The Descriptions of the Affiliation Agreement in Genentech’s 1999 Prospectus, Its 2008 Proxy and Other Filings in 2008
     40. The description of the Affiliation Agreement in Genentech’s July 19, 1999 Prospectus (the “Prospectus”) summarized Section 4.02 of the Agreement as follows:
Business Combinations with Roche
Roche has agreed that as a condition to any merger of Genentech with Roche or its affiliates or the sale of substantially all of our assets to Roche or its affiliates, that either
•	the merger or sale must be authorized by the favorable vote of a majority of the shares of common stock voting at any meeting not owned by Roche, provided that no person or group shall be entitled to cast more than 5% of the votes cast at the meeting; or

•	in the event such a favorable vote is not obtained the value of the consideration to be received by the holders of our common stock, other than Roche, shall be equal to or greater than the average of the means of the ranges of fair values for the common stock as determined by two investment banks of nationally recognized standing appointed by a committee of independent directors.
The Prospectus did not describe Section 4.05.
     41. The Prospectus contained the following summary of Articles 8 and 9 of the Restated Certificate:
Transactions with Roche
Our certificate of incorporation provides that no contract, agreement, arrangement or transaction between us and Roche or any related entity will be void or voidable solely because Roche is a party thereto or solely because any of our directors or officers who are affiliated with Roche are present at or vote with respect to the authorization of the contract, agreement, arrangement or transaction. Our certificate of incorporation also provides that Roche and the officers or directors of Roche will not be presumed liable to us or our stockholders for:
•	breach of any fiduciary duty or duty of loyalty,

•	failure to act in the best interests of Genentech, or

•	receipt of any improper personal benefit
simply because Roche or any director or officer of Roche, in good faith, takes any action, exercises any right or gives or withholds any consent with respect to any agreement or contract between Roche and Genentech.
Competition by Roche with Us; Corporate Opportunities
Our certificate of incorporation provides that Roche has no duty to refrain from engaging in the same or similar activities or lines of business as Genentech and that neither Roche nor any of its directors or officers will be liable to us or our stockholders for breach of any fiduciary duty due to any of these activities. If Roche learns of a potential matter that may be a corporate opportunity for both Roche and Genentech, Roche has no duty to communicate or offer this opportunity to us. In addition, Roche will not be liable to us or our stockholders for breach of any fiduciary duty if Roche pursues or acquires the corporate opportunity or does not communicate it to us.

If a director, officer or employee of Genentech who is also a director, officer or employee of Roche knows of a potential transaction or matter that may be a corporate opportunity both for Genentech and Roche, the director, officer or employee is entitled to offer the corporate opportunity to us or Roche as the director, officer or employee deems appropriate under the circumstances in his sole discretion, and no such director, officer or employee will be liable to us or our stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in our best interests or the derivation of any improper personal benefit by reason of the fact that:
•	such director, officer or employee offered such corporate opportunity to Roche (rather than to us) or did not communicate information regarding such corporate opportunity to us, or

•	Roche pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or does not communicate the corporate opportunity to us.
While these provisions of our certificate of incorporation eliminate certain rights that might have been available to stockholders under Delaware law, the enforceability of such provisions has not been established under Delaware corporate law.
Thus, the Prospectus acknowledged that the provisions of Articles 8 and 9 may be unenforceable under Delaware law.
     42. Genentech’s March 12, 2008 Proxy Statement (the “Proxy Statement”) contains a summary of Genentech’s relationship with Roche, including a summary of Section 4.02 of the Affiliation Agreement which repeats the description in the Prospectus. It does not describe Section 4.05. The Proxy Statement indicates that the Restated Certificate restricts the repeal or amendment of certain bylaws relating to Roche, but contains no summary of or other reference to Articles 8 and 9 of the Restated Certificate.
     43. On August 5, 2008, Genentech filed with the SEC its quarterly report on Form 10-Q for the quarter ended June 30, 2008 (the “2Q08 10-Q”). In the risk factors section of the 2Q08

10-Q, Genentech admitted that Roche’s substantial holdings in Genentech could be used to control the Company, or otherwise be used to negatively influence the Company’s stock price:
Sales of our Common Stock by RHI could cause the price of our Common Stock to decline.
As of June 30, 2008, RHI owned 587,189,380 shares of our Common Stock, or 55.9% of our outstanding shares. All of our shares owned by RHI are eligible for sale in the public market subject to compliance with the applicable securities laws. We have agreed that, upon RHI’s request, we will file one or more registration statements under the Securities Act of 1933 in order to permit RHI to offer and sell shares of our Common Stock. Sales of a substantial number of shares of our Common Stock by RHI in the public market could adversely affect the market price of our Common Stock.
     44. In one section of the risk factors section of the 2Q08 10-Q, Genentech admitted that the Affiliation Agreement could be harmful to Genentech as it provides Roche with substantial control over the Company’s cash position, and indeed places Genentech at the mercy of Roche. Indeed, Genentech admitted that compensating its own employees through stock or stock options could potentially harm Genentech as such awards could dilute Roche’s ownership of Genentech, thus bringing it below the “Minimum Percentage.”
Our Affiliation Agreement with Roche Holdings, Inc. (RHI) could adversely affect our cash position.
Under our July 1999 Affiliation Agreement with RHI (Affiliation Agreement), we have established a stock repurchase program designed to maintain RHI’s percentage ownership interest in our Common Stock based on an established Minimum Percentage. A request by RHI to increase RHI’s percentage ownership to the Minimum Percentage may adversely affect our cash position. Based on the trading price of our Common Stock and RHI’s approximate ownership percentage as of July 31, 2008, to raise RHI’S percentage ownership to the Minimum Percentage would require us to spend approximately $3 billion for share repurchases, in addition to $500 million we have already paid in connection with our May 2008 prepaid share repurchase arrangement.
* * *

RHI’s ownership percentage is diluted by the exercise of stock options to purchase shares of our Common Stock by our employees and the purchase of shares of our Common Stock through our employee stock purchase plan. ... In order to maintain RHI’s Minimum Percentage, we repurchase shares of our Common Stock under the stock repurchase program. In the first quarter of 2008, we received approximately four million shares under a $300 million prepaid share repurchase arrangement that we entered into and funded in 2007. In the second quarter of 2008, we entered into another prepaid share repurchase arrangement with an investment bank pursuant to which we delivered $500 million to the investment bank. Under this arrangement, the investment bank is obligated to deliver to us, by September 30, 2008, not fewer than five million shares of our Common Stock based on a predetermined formula, subject to a possible reduction in the number of shares received, an extension of the date on which shares are to be delivered, or other modifications or cancellation of the plan in certain circumstances. As of June 30, 2008, there were 37 million in-the-money exercisable options. While the U.S. dollar amounts associated with future stock repurchase programs cannot currently be determined, future stock repurchases could have a material adverse effect on our liquidity, credit rating, and ability to access additional capital in the financial markets.
     45. As Genentech stated in its 2008 Proxy, the Affiliation Agreement truly is “for the exclusive benefit of Roche[.]”
     46. Also in the risk factors section of the 2Q08 10-Q, Genentech admitted that certain provisions of the Company’s by-laws could be harmful to Genentech as they provided Roche with substantial control over the Company:
RHI, our controlling stockholder, may seek to influence our business in a manner that is adverse to us or adverse to other stockholders who may be unable to prevent actions by RHI.
As our majority stockholder, RHI controls the outcome of most actions requiring the approval of our stockholders. Our bylaws provide, among other things, that the composition of our Board of Directors shall consist of at least three directors designated by RHI, three independent directors nominated by the Nominations Committee, and one Genentech executive officer nominated by the Nominations Committee. Our bylaws also provide that RHI will have the right to obtain proportional representation on our Board of Directors until such time that RHI owns less than five percent of our stock. Currently, three of our directors—Mr. William Burns, Dr. Erich Hunziker, and Dr. Jonathan K. C. Knowles—also serve as officers and employees of Roche. As long as RHI owns more than 50 percent of our Common Stock, RHI directors will be two of the three members of the Nominations Committee. Our certificate of incorporation includes provisions related to competition by RHI affiliates with Genentech, offering of corporate opportunities, transactions with interested parties, intercompany agreements, and provisions limiting the liability of specified employees. We cannot assure that RHI will not seek to influence our business in a manner that is contrary to our goals or strategies, or the interests of other stockholders. Moreover, persons who are directors of Genentech and who are also directors and/or officers of RHI may decline to take action in a manner that might be favorable to us but adverse to RHI.
Additionally, our certificate of incorporation provides that any person purchasing or acquiring an interest in shares of our capital stock shall be deemed to have consented to the provisions in the certificate of incorporation related to competition with RHI, conflicts of interest with RHI, the offer of corporate opportunities to RHI, and intercompany agreements with RHI. This deemed consent might restrict our ability to challenge transactions carried out in compliance with these provisions.
     47. Finally, in the same section of the 2Q08 10-Q, Genentech admitted that the Company’s marketing and other arrangements with Roche and its affiliates could negatively impact the Company’s financial condition:
Our results of operations are affected by our royalty and contract revenue, and sales to collaborators.
Royalty and contract revenue, and sales to collaborators in future periods, could vary significantly. Major factors affecting this revenue include, but are not limited to:
•	Roche’s decisions about whether to exercise its options and option extensions to develop and sell our future products in non-U.S. markets, and the timing and amount of any related development cost reimbursements.

•	The expiration or termination of existing arrangements with other companies and Roche, which may include development and marketing arrangements for our products in the U.S., Europe, and other countries.

II. Roche’s Bid
     48. On the morning of Monday, July 21, 2008, Roche announced its Going-Private Plan, a blatant abuse of Roche’s fiduciary position as the majority shareholder of Genentech, and self-serving scheme to acquire the approximately 44% of Genentech that it does not already own in exchange for $89.00 per share. The going-private price represents a paltry 8.8% premium over Genentech’s Friday, June 18 closing price of $81.82 per share, and substantially undervalues Genentech. Genentech has an incredibly strong product pipeline, recently released positive quarterly earnings and FY08 projections, and has substantially outperformed the S&P 500, Dow Jones, and NASDAQ over the past five years. There remains little doubt that the Going-Private Plan was timed by Roche to take advantage both of the Company’s strong financial position and future prospects and Roche’s ability to acquire the Company cheaply as a result of the coercive provisions of the Affiliation Agreement and Restated Certificate. On information and belief, Roche used confidential information of Genentech, including information from the Roche Designees, to formulate its Going-Private Plan.
     49. Roche’s haste in making public its Going-Private Plan is underscored by Roche’s unexplained July 20, 2008 announcement that its first-half results would be released on July 21, rather than July 24 as planned. Roche obviously felt the need to announce its first-half results before it launched its Going-Private Plan. Roche’s surprise announcement of its Going-Private Plan has already caused damage to Genentech by jeopardizing its retention of its scientists and management. The timing and manner of the announcement of Roche’s Going-Private Plan created a substantial risk that the Company’s most valuable assets — its senior scientists and executives — will leave the Company. As one analyst noted, Roche’s “opening low-ball gambit could backfire” and kill “one of the great entities in the industry’s history.”

     50. On July 14, 2008, one week before Roche’s surprise going-private announcement, Genentech published its 2Q08 earnings press release, which demonstrated the Company’s financial prosperity. Indeed, the Company’s 2Q08 financial results reflected a 9% increase in U.S. product sales over 2Q07 ($2.351b over $2.149b), 8% increase in GAAP operating revenue over the same period ($3.236b over $3.004), and 5% increase in GAAP net income over the same period ($782m over $747m). Genentech’s second-quarter profit rose 4.7%, and revenue increased 8% to $3.2 billion led by U.S. sales of Avastin. Avastin’s sales in the U.S. rose 15% in the second quarter to $650 million, about $7 million more than analysts had projected. Rituxan, a treatment for non-Hodgkin’s lymphoma and rheumatoid arthritis that Genentech markets with Biogen Idec Inc., generated $651 million, representing a 12% increase. Sales of Genentech’s Tarceva, which is used to treat lung and pancreatic cancers, gained 17% to $119 million. Furthermore, the Company revised upward its projected FY08 earnings to $3.40 to $3.50 per share from $3.35 to $3.45 per share. Unequivocally, Genentech’s stock is not recumbent, as Roche would have Genentech’s common shareholders believe. Genentech is poised for great success in the future, and Roche seeks to ensure that it keeps all that success for itself.
     51. Roche is seeking to acquire 100% of Genentech now before new data about Genentech’s premier product, Avastin, is released later this year. Avastin was approved in 2004 for treatment of colon cancer and in 2006 for treatment of lung malignancies. Genentech has won clearance from U.S. regulators to market Avastin for the 3/4 of women who do not have a gene mutation raising their risk of invasive breast cancer. This added approval is expected to boost Avastin’s worldwide sales to $4 billion by 2011 from $2.3 billion in 2007. Moreover, Genentech is testing Avastin, which chokes blood flow to tumors, against 20 tumor types. Roche is trying to buy the minority shares of Genentech before the results from the trial are released in the fourth quarter of 2008 and the value of Genentech rises. Indeed, according to TheDeal.com, Cowen and Co. LLC analyst Eric Schmidt expects that positive results for Avastin alone could add $30 billion to $50 billion to Genentech’s market cap. Further, according to an August 7, 2008 report by Bloomberg, “Avastin may become a first-choice drug against colon tumors if it’s successful in studies to be released early next year. The drug’s $3.4 billion in annual sales will grow by $2.2 billion should doctors begin using the treatment before colon tumors spread to other organs, said Michael G. King, an analyst at Rodman & Renshaw in New York.”
     52. On the same day that Roche blindsided Genentech with the coercive and entirely unfair Going-Private Plan, numerous financial analysts affirmed Genentech’s strong financial position, chastising Roche for undervaluing Genentech.
     53. In a July 21, 2008 analyst report by Rodman & Renshaw, LLC (“Rodman”), analysts noted that “[u]pon further review, the play stands as called: Roche offer is too cheap.” Rodman analysts performed a conservative estimate of the net present value (“NPV”) of Genentech’s drug pipeline, which after adding cash and subtracting debt, yielded a sum-of-the parts value of $95 per share for Genentech’s common stock. However, Rodman stressed that the “NPV analysis represents a conservative estimation of a company’s assets, and is not intended to be an analysis of the company as an ongoing enterprise. This later value can often be substantially higher than the NPV calculation.” (Emphasis added.) Rodman further noted that the 8.8% premium contained in the Offer is “low in comparison to the historical benchmark acquisitions in this space[,]” pointing out that even a 20% premium, which is at the lower end of the historical range, yields a value of $113 per share, $24 more than Roche plans to pay. Moreover, Rodman believes “the premium assigned to the Genentech franchise should be biased towards the higher end of the scale, based on the company’s prior performance and the premiere position in the oncology market.”
     54. Also on July 21, 2008, analysts at Thomas Weisel Partners (“Weisel”) stated that the Going-Private Plan “does not reflect the value of [Genentech’s] strong pipeline of Rituxan in MS, Lucentis in diabetic macular edema, and the likely growth of Avastin in the adjuvant setting as well as in breast, prostate and non-small cell lung cancers.” Weisel further noted its belief that the 8.8% premium represented by the going-private price is dissatisfying in light of recent 50-60% takeout premiums in the biotechnology sector.
     55. As analysts have observed, Roche is being opportunistic in the initiation and timing of its Going-Private Plan. Roche seeks to take advantage of the Swiss franc’s 10% gain against the dollar so far this year. Defendant Erich Hunziker, Roche’s Chief Financial Officer and a Genentech director, publicly conceded that Roche was seeking to acquire to Genentech minority now because the dollar is near a trough against the Swiss franc.
     56. The market promptly recognized that Roche’s $89 per-share going-private price greatly undervalued Genentech. On the day that the Going-Private Plan was announced, the price of the Company’s common stock quickly shot past the Roche offering price to close at $93.88 per share, and continued to trade above $93 per share thereafter, representing a 15% premium over the Company’s stock price the day before the announcement of the Going-Private Plan.
     57. On August 13, 2008, the Special Committee of the Board that was convened to consider the Roche buy-out offer of $89 per share announced that it had reached the decision to reject the Roche offer. According to the Special Committee’s statement, the Roche offering price “substantially undervalues the company.”

     58. Later that same day, Roche countered with own announcement, stating that “Roche continues to believe its proposal is fair and generous and has no further comment at this point.” Roche, however, can now invoke the Affiliation Agreement to force a deal upon Genentech regardless of the objections of Genentech’s independent Board members. Roche, as the controlling shareholder, could also act under the Affiliation Agreement and Restated Certificate to force a short form merger.
     59. Roche, as the controlling shareholder of Genentech, has breached its fiduciary duties to the Company’s minority shareholders in the timing and initiation of its Going-Private Plan. Its surprise announcement has already threatened Genentech with the loss of senior scientists and executives. As the Company’s controlling shareholder, Roche has a fiduciary obligation to ensure that any acquisition of Genentech by Roche, and the negotiation thereof, is entirely fair. However, Roche’s conduct, the provisions of the Affiliation Agreement and Restated Certificate, and Roche’s complete domination and control over the Board demonstrate only the complete lack of fairness of the Going-Private Plan, and preclude the Going-Private Plan from ever becoming entirely fair.
     60. Roche has already indicated it will not pay fair value for the Genentech minority shares. Roche’s Chief Executive Officer, Severin Schwan, has called the grossly inadequate $89 per-share price “fair and generous” and has said there is little room for negotiating. Schwan has admonished:
Don’t look at this as an acquisition. We are taking Genentech private. We’re taking it from control to control. This is a very generous premium also in perspective of the historic premiums which have been paid in similar situations.
Schwan and Roche Chairman, Franz Humer, have plainly indicated that Roche has no intention of paying a full premium based on the fair value of Genentech, but instead plans to rely on the lower premiums paid in transactions where a majority stockholder is cashing out the minority. Thus, Roche has conceded that it does not intend to pay the minority stockholders their proportionate share of a control premium for the entire Company, as Delaware law mandates, but instead intends to pay a lesser price because it already has control of Genentech, Moreover, Roche has conceded that it will rely on premiums in going-private transactions, which it believes are far lower than the premiums paid by acquirors who are not already the corporation’s controlling stockholder. Humer has further stated that “Genentech itself has no options” and that, therefore, Roche is sure an agreement will be reached.
     61. Roche has utilized its position of domination and control over Genentech to opportunistically undervalue Genentech in its Going-Private Plan. Roche has not only dealt itself a pair of aces, it has dealt Genentech’s minority shareholders an inferior hand, and has rigged the game to ensure that this inferior hand cannot be folded. If either the Board or Genentech’s minority shareholders reject the Going-Private Plan, Roche will threaten to cash out the minority shareholders at a price determined by the Investment Banks.
     62. Roche is pursuing its Going-Private Plan at a time when its own performance has deteriorated, and its need to absorb Genentech’s U.S. sales figures has never been greater. Roche’s Pharmaceuticals Division already derives approximately 28% of its sales from Genentech, according to Roche’s 2008 half-year results. Notwithstanding Genentech’s already strong influence on Roche’s financials, Roche’s 2008 mid-year sales deteriorated by more than $800 million over Roche’s 2007 figures, a drop of approximately 3.6%. Roche’s operating profit (-6%), free cash flow (-10%), net income (-2%), and EPS (-3%) all deteriorated as well at the 2008 midpoint as compared to 2007. Furthermore, Roche’s net cash and equity have decreased by approximately $3.2 billion and $4.3 billion, respectively, in the first six months of 2008. The acquisition of Genentech would boost Roche’s profits by $804 million in 2008, and Genentech’s tremendous forward-looking earnings could not come at a better time for Roche. Roche expects the acquisition of the Genentech minority shares to be accretive to Roche’s earnings per share in the first year after closing and that Genentech’s substantial free-cash flow will enable Roche to reduce its acquisition-related debt and finance the launch of Roche’s new products. Robbing Genentech’s minority shareholders of the Company’s profitability for the self-benefit of the Company’s controlling stockholder cannot be considered “entirely fair.”
     63. By acquiring the Genentech minority, Roche is seeking to improve its profit margins and increase its earnings per share at a time when its costs are rising fast. Roche has two new drugs in advanced development for diabetes and cholesterol, which will require costly clinical trials. If these new drugs are approved, marketing them will be expensive. Moreover, Roche has already announced plans to increase research and development spending in 2008 by about 30%. Freezing out the Genentech minority will enable Roche to stop sharing profits from Genentech’s fast-growing cancer drugs.
     64. To be sure, in the risk factors section of the 2Q08 10-Q, Genentech stated that the Going-Private Plan itself poses substantial threats to the Company’s wellbeing.
Potential distraction and uncertainty resulting from Roche’s recent unsolicited proposal and related matters may adversely affect our business.
On July 21, 2008, we announced that we received an unsolicited proposal from Roche to acquire all of the outstanding shares of Common Stock of the company not owned by Roche. A special committee of our Board of Directors, composed of the independent directors has been formed to review, evaluate, and, in the special committee’s discretion, negotiate and recommend or not recommend the proposal. The review and consideration of the Roche proposal and related matters requires the expenditure of significant time and resources by us and may be a significant distraction for our management and employees. The Roche proposal may create uncertainty for our management, employees, current and potential collaborators and other third parties. This uncertainty could adversely affect our ability to retain key employees and to hire new talent, cause collaborators to terminate, or not to renew or enter into, arrangements with us and negatively impact our business during the special committee review of the proposal or anytime thereafter.
III. The Affiliation Agreement Violates Delaware Law
     65. Plaintiffs seek an interpretation of the Affiliation Agreement confirming that Section 4.02 does not give Roche any contractual right to require Genentech to agree in any agreement for a business combination, one of the processes described in that section and that compliance with Section 4.02 does not satisfy or lessen Roche’s fiduciary duty nor insulate Roche from potential liability to Genentech’s minority stockholders. Plaintiffs also seek a determination that the procedures described in Section 4.02 are ineffective, invalid and unenforceable.
     66. The processes described in Section 4.02 provide no effective protection to Genentech’s minority stockholders and are invalid and unenforceable. First, the Minority Vote Provision only contemplates a vote of a majority of the minority shares “voted” and not a majority of all outstanding minority shares. Moreover, the Minority Vote Provision purports to preclude Genentech minority shareholders from voting the entirety of their holdings either for or against a business combination with Roche stating that, “no PERSON ... or GROUP ... shall be entitled to cast more than 5% of the votes cast at such meeting ....” (Emphasis added.) This blatant disenfranchisement of Genentech shareholders is a clear violation of 8 Del. C. § 212(a), and Genentech’s own by-laws, which state in Section 2.06(a) that “[u]nless otherwise provided in the certificate of incorporation and subject to Delaware law, each stockholder shall be entitled to one vote for each outstanding share of capital stock of the Corporation held by such stockholder.” Roche should not be permitted to require Genentech to include such a defective minority vote provision, rather than the affirmative vote of an absolute majority of all outstanding minority shares, as a condition to any agreement for a business combination.
     67. Second, the Affiliation Agreement purportedly authorizes an alternative process that dispenses with a minority vote requirement entirely. Section 4.02(ii) states that: “in the event such a favorable vote is not obtained ... the value of the consideration to be received by the holders of Common Stock other than Roche and its affiliates in connection with such merger or sale shall be equal to or greater than the average of the means of the ranges of fair values for the Common Stock as determined by two Investment Banks.” In violation of 8 Del. C. §§ 141(a) and 251, this provision impermissibly allows the merger price to be determined by two Investment Banks. This process does not satisfy Roche’s fiduciary duty to pay a fair price as determined by Delaware law and ignores the fiduciary duty of Genentech’s directors to insist on such a fair price.
     68. In addition to the onerous provisions of Article 4, the Affiliation Agreement purports to restrict the ability of the Genentech board to approve a broad range of corporate transactions without “[t]he approval of the directors designated by Roche pursuant to the Company’s by-laws. Under Section 2.01 of the Affiliation Agreement, the approval of the directors designated by Roche is required for any of the following:
(a) the acquisition by the Company of any business or assets that would constitute a substantial portion of the business of assets of the Company, whether such acquisition be by merger or consolidation or the purchase of stock or assets or otherwise;
(b) the sale, lease, license, transfer or other disposal of all or a substantial portion of the business or assets of the Company other than in the ordinary course of business, other than any such sale, lease, license, transfer or other disposal which is subject to the other provisions hereof;

(c) the issuance of any Equity Securities or other capital stock of the Company, except for (i) issuances of shares of the Company’s Common Stock, or options, warrants or rights to acquire, or securities convertible into or exchangeable for, such Common Stock pursuant to any employee compensation plan that has been approved by Roche not exceeding 5% of the voting stock, (ii) issuances thereof upon the exercise, conversion or exchange of any outstanding Equity Securities or other capital stock; and (iii) other issuances thereof during any 24 month period not exceeding 5% of the voting stock of the Company outstanding at the beginning of such 24 month period; and
(d) the repurchase or redemption of any Equity Securities or other capital stock of the Company, other than redemptions required by the terms thereof and purchases made at fair market value in connection with any deferred compensation plan maintained by the Company.
     69. Section 2.01 also provides that “unless a majority of Directors shall have made a contrary determination in good faith,” the term “substantial portion of the business or assets of the Company” means a part of the business or assets accounting for 10% of the consolidated total assets, contribution to net income or revenues of the Company and its consolidated subsidiaries. The section also provides that if Roche gives a Governance Notice pursuant to Section 3.03 of Genentech’s by-laws that “until the additional Roche designees shall have taken office as directors of the Company, the Directors shall not take any action, or fail to take any action, except in the ordinary course of business, without the consent of Roche.”
     70. The purported veto power given to each of Roche’s designees under Section 2.01 of the Affiliation Agreement is invalid under 8. Del. C. §§ 141(a) and (b) and Genentech’s by-laws. Under § 141(a), Genentech’s business and affairs are being managed by or under the direction of the Board of Directors “except as may be otherwise provided in this chapter or in its certificate of incorporation.” Under § 141(b):
The vote of the majority of directors present at a meeting at which a quorum is present shall be the act of the board of directors unless the certificate of incorporation or by the by-laws shall require a vote of a greater number.
     71. Section 3.06 of Genentech’s by-laws provides that “[u]nless the certificate of incorporation or these by-laws require a greater number,...the affirmative vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.” Neither Genentech’s Restated Certificate nor its by-laws requires that the transaction identified in Section 2.01 of the Affiliation Agreement must be approved by the directors designated by Roche. Thus, the provisions of Section 2.01 of the Affiliation Agreement purporting to restrict the ability of Genentech’s Board to act unless the directors designated by Roche approve the transaction are invalid. Similarly, the provision of Section 2.01 which purports to preclude the Genentech directors from taking any action except in the ordinary course of business without the consent of Roche once Roche delivers a Governance Notice is also invalid.
     72. A determination of the scope, validity and enforceability of Section 2.01 of the Affiliation Agreement is important because that provision purports to prevent the Genentech Board from pursing transactions that might provide a more valuable alternative to the Roche Going-Private Plan. Roche has already stated its view that Genentech has no other options. However, if the provisions of Section 2.01 are invalid, the Roche Board may, without the approval of the Roche designees, pursue alternatives such as a repurchase of minority shares at prices higher than what Roche has offered.
     73. Particularly in light of Section 4.05 of the Affiliation Agreement and Articles 8 and 9 of the Restated Certificate, Section 4.02 of the Affiliation Agreement raises the specter that Roche has a right to require that Genentech include in any agreement for a business combination with Roche a contractual condition for compliance with one of the procedures specified in

Section 4.02. It was not until Genentech was sued by shareholders challenging the validity of the Affiliation Agreement, that it distanced itself from its terms. Accordingly, in announcing the formation of a Special Committee to respond to Roche’s Going-Private Plan, Genentech recognized that Section 4.02 might be construed in such a manner. Genentech felt it necessary to state:
Neither Genentech nor the special committee has any obligation under the Affiliation Agreement between Genentech and Roche, or otherwise, to agree to a transaction. In addition, the Affiliation Agreement does not obligate Genentech or the special committee to agree to any specific process or any price based on valuation assessments provided by Investment Banks.
     74. The Wall Street Journal has noted that the Special Committee’s statement may be at odds with Genentech’s prior descriptions of Section 4.02. In opining that it was likely Roche will successfully complete its Going-Private Plan, one analyst observed that “there is clearly a specified method to obtain complete ownership.”
CLASS ACTION ALLEGATIONS
     75. Plaintiffs bring this action individually and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.
     76. This action is properly maintainable as a class action.
     77. The Class is so numerous that joinder of all members is impracticable. As of June 30, 2008, there were approximately 1.05 billion shares of Genentech common stock outstanding, 44% of which are publicly held. As of December 31, 2007, there were approximately 2,500 stockholders of record of Genentech stock.

     78. There are questions of law and fact which are common to the Class including, inter alia, the following:
(a) whether Section 2.01, the Minority Vote Provision, the Banker Price Determination and Section 4.05 of the Affiliation Agreement are valid under Delaware law;
(b) whether Section 4.02 of the Affiliation Agreements gives Roche any right to require the inclusion of the Minority Vote Provision and/or the Banker Price Determination in any agreement for a business combination with Genentech;
(c) whether defendants have breached their fiduciary and other common law duties owed by them to Plaintiff and the other members of the Class;
(d) whether Articles 8 and 9 of the Restated Certificate are valid and enforceable;
(e) whether Articles 8 and 9 of the Restated Certificate are applicable to the Roche’s acquisition of the minority shares of Genentech;
(f) whether Roche and the Roche Designees have breached their fiduciary duties; and
(g) whether the Class is entitled to declaratory relief, injunctive relief or damages.
     79. Plaintiffs are committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs have the same interests as the other members of the Class. Accordingly, Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.
     80. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     81. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.
COUNT I
(Against all Defendants)
Interpretation, Invalidity and Unenforceability of Sections 2.01,
4.02 and 4.05 of the Affiliation Agreement
     82. Plaintiffs repeat and reallege the foregoing paragraphs as if fully set forth herein.
     83. Pursuant to 8 Del. C. §111, Plaintiffs seek determination of the meaning, application, validity and enforceability of Section 2.01, Section 4.02 and Section 4.05 of the Affiliation Agreement. Plaintiffs seek a holding that Section 4.02 does not give Roche any contractual right to require that an agreement for a business combination with Genentech include conditions requiring that the processes described in that section be followed. Plaintiffs seek a further holding that Section 4.02 and Section 4.05 do not limit or otherwise effect the fiduciary duties of Roche, the Roche designees or the other Genentech directors.
     84. Section 4.02(i) of the Affiliation Agreement states that a business combination between Roche and Genentech may be approved by a majority of the votes cast at a meeting representing shares that are not owned by Roche. However, that Minority Vote Provision states that no person or group may cast more than 5% of the votes cast at such meeting. That portion of Section 4.02 is invalid because it conflicts with 8 Del. C. §212(a) and Genentech’s by-laws which provide that each stockholder shall be entitled to one vote for each share of stock unless the certificate of incorporation provides otherwise. The Restated Certificate does not contain any limitation on the voting rights of stockholders.
     85. Section 4.02(ii) of the Affiliation Agreement states that absent satisfaction of the Minority Vote Provision, the price in a merger between Roche and Genentech may be determined by two investment banks. This Banker Price Determination is invalid under 8 Del. C. §§ 141(a) and 251.
     86. Section 4.05 is invalid under 8 Del. C. §§ 141(a) and 251 to the extent it purports to restrict Genentech’s directors from exercising their fiduciary duties.
     87. Pursuant to 8 Del. C. § 111, Plaintiffs seek a determination that Section 2.01 of the Affiliation Agreement is invalid under 8 Del. C. §§ 141 (a) and (b) and Section 3.06 of Genentech’s by-laws.
COUNT II
(Against all Defendants)
Inapplicability and Invalidity of Articles 8 and 9
     88. Plaintiffs repeat and reallege the foregoing paragraphs as if fully set forth herein.
     89. In pursuing the Going-Private Plan, Defendants have not acknowledged that the provisions of the Restated Certificate purporting to limit or eliminate Defendants’ fiduciary duties to Genentech and its stockholders and their liability for breach of such duties are inapplicable to the Going-Private Plan or invalid because they conflict with the Delaware General Corporation Law, Delaware’s common law of fiduciary duty and Section 6.03(a) of Article 6 of the Company’s Restated Certificate. To the contrary, Genentech’s recent SEC filings, including its most recent 10-K and 10-Q, specifically acknowledge that the Restated Certificate contains provisions concerning corporate opportunities, interested transactions and limitations of liabilities and that the Company may not have the ability to challenge transactions carried out in compliance with those provisions.
     90. Plaintiffs seek a holding pursuant to 8 Del. C. § 111 that the provisions of Article 8 of the Restated Certificate do not apply to any acquisition of the publicly held minority shares of Genentech by Roche, including pursuant to the Roche’s Going-Private Plan. Based on the language and circumstances of Article 8, such an acquisition of the minority stock of Genentech does not constitute a corporate opportunity within the meaning of that article.
     91. Defendants failed to include any definition of corporate opportunity in the Restated Certificate or to indicate in their public disclosures that Roche’s acquisition of the minority shares of Genentech would be a corporate opportunity the article would insulate. Moreover, Article 8 fails to comply with the requirement of 8 Del. C. § 122(17) that corporate opportunities renounced in a certificate provision be specified in the provision. Therefore, the purported limitation and elimination of fiduciary duties pursuant to that article are not applicable to any acquisition of any public shares of Genentech stock by Roche.
     92. In the alternative, Plaintiffs seek a holding that the purported limitation and elimination of fiduciary duties and liability for breach of fiduciary duties in Article 8 are contrary to Delaware law and invalid under the Delaware General Corporation Law, including 8 Del. C. §§ 1029b)(1), 102(b)(7) and 122(17), under Section 6.03 of Article 6 of the Company’s Restated Certificate and under the Delaware common law of fiduciary duty and Delaware public policy.
     93. Plaintiffs seek a holding pursuant to 8 Del. C. § 111 that Article 9 does not validate the Going-Private Plan or other interested transactions because 8 Del. C. § 144 governs the interested transactions encompassed by Article 9.

     94. The provisions of Article 9 of the Restated Certificate are contrary to Delaware law and invalid under the Delaware General Corporation Law, including 8 Del. C. §§ 102(b)(1), 102(b)(7) and 144 and Article 6.03 of the Company’s Restated Certificate. Furthermore, the provisions of Article 9 purporting to limit and eliminate fiduciary duties and liability for breach of fiduciary duty are invalid because they violate Delaware’s common law of fiduciary duty and public policy underlying that duty.
     95. Pursuant to 8 Del. C. § 111, Plaintiffs seek a holding that Article 9 is invalid and unenforceable and inapplicable to Roche’s Going-Private Plan.
COUNT III
(Against Roche and the Roche Designees)
For Breaches of Fiduciary Duties
     96. Plaintiffs repeat and reallege the foregoing paragraphs as if fully set forth herein.
     97. Roche and the Roche Designees have violated their fiduciary duties of good faith and loyalty owed to Genentech’s minority shareholders by utilizing material inside information in order to formulate the Going-Private Plan, which undervalues the Company and is not entirely fair and is coercive in light of Roche’s domination and control over Genentech, including through the Affiliation Agreement and the Restated Certificate.
     98. Given Roche’s status as a controlling, majority shareholder of Genentech, the Going-Private Plan is subject to the entire fairness standard. Defendants cannot bear their burden of proving that the Going-Private Plan is entirely fair to the minority shareholders of Genentech with respect to process and price. The process is already flawed because of Roche’s timing of the plan and its initiation of the plan in a manner that threatens Genentech. Because three directors are affiliated with Roche and a fourth director is an officer of Genentech, the Genentech board and management are not disinterested and independent. Indeed, under the

Affiliation Agreement and by-laws, Roche has total control of who may serve on the Genentech board and control over committees of the board. The so-called Special Committee of Genentech directors (the “Special Committee”), purportedly formed to consider the Going-Private Plan and protect the rights of the minority shareholders, cannot operate independently or negotiate effectively with the Roche to protect the interests of the Company’s minority shareholders, particularly in light of Sections 2.01, § 4.02 and § 4.05 of the Affiliation Agreement and Articles 8 and 9 of the Restated Certificate.
     99. As a result of the actions by Roche and the Roche Designees, Plaintiffs and the Class will suffer irreparable injury including, but not limited to, the unlawful deprivation of their valuable equity ownership in Genentech.
     100. Unless enjoined by the Court, Roche and the Roche Designees will continue to breach the fiduciary duties owed to Plaintiff and the Class including, but not limited to, coercing Plaintiffs and the Class to acquiesce to the Going-Private Plan.
     101. Plaintiffs have no adequate remedy at law.
     WHEREFORE, Plaintiffs demand judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class and against defendants as follows:
     A. Declaring that this action is properly maintainable as a class action;
     B. Holding that Sections 2.01, 4.02 and 4.05 of the Affiliation Agreement are invalid and unenforceable and do not affect the fiduciary duty of Roche, the Roche Designees or the other Genentech directors with respect to a business combination with Genentech or other transaction involving Genentech or the minority shares;

     C. Holding that Articles 8 and 9 of the Restated Certificate are invalid and unenforceable and inapplicable to the acquisition of minority shares of Genentech by Roche;
     D. Declaring that Roche and the Roche Designees have breached their fiduciary duty;
     E. Awarding appropriate and injunctive relief with respect to any attempt by Roche to enforce the challenged provisions of the Affiliation Agreement and/or Restated Certificate;
     F. Awarding Plaintiffs and the Class appropriate damages;
     G. Awarding Plaintiffs the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     H. Granting such other and further relief as this Court may deem just and proper.

DATED: August 18, 2008	CHIMICLES & TIKELLIS LLP
/s/ A. Zachary Naylor
Pamela S. Tikellis (#2172)
Robert J. Kriner, Jr. (#2546)
A. Zachary Naylor (#4439)
Tiffany J. Cramer (#4998)
One Rodney Square
P.O. Box 1035
Wilmington, DE 19899
Phone: (302) 656-2500
Fax: (302) 656-9053

SCHIFFRIN BARROWAY
TOPAZ & KESSLER, LLP
Marc A. Topaz
Lee D. Rudy
Michael Wagner
James H. Miller
280 King of Prussia Road
Radnor, PA 19087
Phone: (610) 667-7706
Fax: (610) 667-7056

GRANT & EISENHOFER P.A. Jay W. Eisenhoffer (#2864) Michael J. Barry (#4368) 1201 N. Market Street Wilmington, DE 19801 Phone: (302) 622-7000 Fax: (302) 622-7100 Co-Lead Counsel for Co-Lead Plaintiffs
Of Counsel:
BARRACK, RODOS & BACINE
3300 Two Commerce Square
2001 Market Street,
Philadelphia, Pennsylvania 19130
COHEN, MILSTEIN, HAUSFELD
& TOLL, PLLC
1100 New York Avenue NW
Washington, DC 20005
KOHN SWIFT & GRAF, PC
One South Broad Street
Suite 2100
Philadelphia, Pennsylvania 19107
PRICKETT, JONES & ELLIOTT, P.A.
1310 N. King Street
Wilmington, Delaware 19801
RIGRODSKY & LONG, P.A.
919 N. Market Street, Suite 980
Wilmington, DE 19801
SCOTT & SCOTT LLP
29 W. 57th Street
New York, New York 10019
WOLF HALDENSTEIN ADLER FREEMAN
& HERZ LLP
270 Madison Avenue
New York, New York 10016
Plaintiffs’ Committee of the Whole

38